Hub International Puerto Rico, Inc. PO Box 195556 SAN JUAN 00919 Puerto Rico United States	Date: 16th April 2024

ADDENDUM 001 ATTACHING TO

BROKER INSURANCE DOCUMENT FI1140023

TYPE:	Financial Institutions Bond.

NAME OF INSURED:	Popular Total Return Fund, Inc.
Popular High Grade Fixed Income Fund, Inc.
Popular Income Plus Fund, Inc.

PERIOD:	From:	30th June 2023
	To:	30th June 2024

12:01 am Local Standard Time at the Principal Address stated.

In accordance with your instructions, coverage evidenced by Broker Insurance Document FI1140023 has been amended as set out herein.

ADDENDUM EFFECTIVE DATE:   27th March 2024

It is hereby noted and agreed that:

1.	The NAMED OF INSURED as detailed within the SCHEDULE is deleted in its entirety and replaced with:

NAMED OF INSURED:	Popular Total Return Fund, Inc. Popular High Grade Fixed Income Fund, Inc. Popular Income Plus Fund, Inc. Popular U.S. Government Money Market Fund, LLC

2.	ITEM 1. Name of Insured as detailed within the DECLARATIONS is deleted in its entirety and replaced with:

ITEM 1. Name of Insured:	Popular Total Return Fund, Inc.
Popular High Grade Fixed Income Fund, Inc.
Popular Income Plus Fund, Inc.
Popular U.S. Government Money Market Fund, LLC

3.	The first paragraph within RIDER 1 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk  VAT Reg No GB 484 7462 09

Addendum 001 To Broker insurance Document FI1140023 Page 2 of 5

4.	The first paragraph within RIDER 2 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

5.	The first paragraph within RIDER 3 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

6.	The first paragraph within RIDER 4 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

7.	The first paragraph within RIDER 5 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

8.	The first paragraph within RIDER 6 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

9.	The first paragraph within RIDER 7 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

10.	The first paragraph within RIDER 8 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

11.	The first paragraph within RIDER 9 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

12.	The first paragraph within RIDER 10 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk  VAT Reg No GB 484 7462 09

Addendum 001 To Broker insurance Document FI1140023 Page 3 of 5

13.	The first paragraph within RIDER 11 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

14.	The first paragraph within RIDER 12 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

15.	The first paragraph within RIDER 13 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

16.	The first paragraph within RIDER 14 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

17.	The first paragraph within RIDER 15 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

18.	The first paragraph within RIDER 16 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

19.	The first paragraph within RIDER 17 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

20.	The first paragraph within RIDER 18 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

21.	The first paragraph within RIDER 19 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk  VAT Reg No GB 484 7462 09

Addendum 001 To Broker insurance Document FI1140023 Page 4 of 5

22.	The first paragraph within RIDER 20 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

23.	The first paragraph within RIDER 21 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

24.	The first paragraph within RIDER 22 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

25.	The first paragraph within RIDER 23 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

26.	The first paragraph within RIDER 24 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

27.	The first paragraph within RIDER 25 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

28.	The first paragraph within RIDER 26 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

29.	The first paragraph within RIDER 27 is deleted in its entirety and replaced with:

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FI1140023 in favour of Popular Total Return Fund, Inc, Popular High Grade Fixed Income Fund, Inc., Popular Income Plus Fund, Inc. and Popular U.S. Government Money Market Fund, LLC.

All other terms and conditions remain unchanged.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk  VAT Reg No GB 484 7462 09

Addendum 001 To Broker insurance Document FI1140023 Page 5 of 5

Please examine this Addendum carefully and advise us immediately if it is incorrect or does not meet with your requirements. You are reminded that the Duty of Fair Presentation is applicable to this Addendum.

For and on behalf of

Arthur J. Gallagher (UK) Limited

Authorised Signatory

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.

Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.

Company Number: 1193013. www.ajg.com/uk  VAT Reg No GB 484 7462 09

Popular U.S. Government Money Market Fund, LLC

Secretary’s Certificate

April 29, 2024

The undersigned, Manuel Rodriquez-Boissen, the duly elected and acting Secretary of Popular U.S. Government Money Market Fund, LLC, a Puerto Rico limited liability company (the “Fund”), does hereby certify that the following resolutions were adopted by the Board of Directors of the Fund (the “Board”) at a meeting held on October 20, 2023:

RESOLVED, that Board hereby approves, ratifies and confirms the form and amount of the proposed Fidelity Bond on behalf of the Fund, as presented or described at this Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to: (1) the expected value of the assets of the Fund; (2) the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund; and (3) the nature of the securities and other assets in the Fund’s portfolio; and it is further

RESOLVED, that the Board hereby approves, ratifies and confirms the payment by the Fund of the premium for coverage under the Fidelity Bond, in the amount presented or described at this Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to: (1) the number of other parties named as insured under the Fidelity Bond; (2) the nature of the business activities of such other parties; (3) the amount and premium of the Fidelity Bond; (4) the ratable allocation of the premium among all parties named as insureds; and (5) the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and it is further

RESOLVED, that the officers of the Fund be, and each hereby is, authorized to increase the amount of the Fidelity Bond coverage from time to time to ensure adequate coverage based upon the value of the Fund’s assets and to enable the Fund to remain in compliance with the 1940 Act, and the rules promulgated thereunder; and it is further

RESOLVED, that the officers of the Fund be, and each hereby is, authorized to make all filings with the SEC and give all notices and information with respect to such Fidelity Bond, as may be required from time to time pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to make any and all payments and to do or cause to be done all such other actions, and to make, execute and deliver any and all of such documents in the name and on behalf of the Fund, as they, or any of them, may deem necessary or appropriate to carry out the intent and accomplish the purpose of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date first above written.

/s/ Manuel Rodriquez Boissen
Manuel Rodriquez-Boissen, Esq.
Secretary